Greenhill & Co., Inc.
300 Park Avenue
New York, NY 10022
July 23, 2010
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Re: Greenhill & Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement
Filed March 11, 2010
Form 10-Q for Quarterly Period Ended March 31, 2010
Filed May 3, 2010
File No. 001-32147
Dear Mr. Woody:
     On behalf of Greenhill & Co., Inc. (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated July 7, 2010, related to the above-referenced filings.
We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.
Form 10-K for fiscal year ended December 31, 2009
Item 1. Business
Overview, page 1
1.	We note your disclosure on page 8 that your single largest client engagement accounted for approximately 10% of your total revenues. Please identify in future filings any client or customer that accounts for approximately 10% of your revenues. In addition, please file the agreement with this client as an exhibit or provide us with your analysis as to why you are not substantially dependent upon the agreement.
Response: We are generally engaged by our clients to provide advice on specific transactions — principally important mergers and acquisition transactions and similar matters. These transactions tend to be singular in nature; that is, any given client may undertake such a transaction in one year, but not the next. For example, we often advise clients in connection with the sale of the company (which generally occurs only once in the life cycle of a company) or in a transformative acquisition (again, not an event which occurs frequently in the life cycle of a company). As a result, while we occasionally do represent a single client on multiple assignments, our client base tends to be different from year to year, and we do not believe that we are substantially dependent on any agreement with any client. It is highly unlikely that a client that accounts for 10% of our revenue in one year will also account for 10% of our revenue in any subsequent year; even if that were to occur, the revenue would almost certainly have been earned under two different agreements relating to separate matters.
In many instances, we are obligated under our engagement letters to keep the identity of the client and the nature of the assignment confidential (the mere fact of our engagement may constitute material, non-public information). We will identify in future filings any client that accounts for approximately 10% or more of our revenues to the extent that our agreements with our clients and the circumstances permit us to do so.
Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Liquidity and Capital Resources, Page 33
2.	We note your disclosure that, after a transition period, your merchant banking funds will be managed by an independent company although you will retain your principal investments in the merchant banking funds. We further note that approximately 20% of your total revenues are derived from your merchant banking and other investment activities banking business. Please revise your disclosure to more fully discuss and quantify, as applicable, (i) how your decision to separate from the merchant banking business will impact your business operations, (ii) how the fees you generate in connection with your merchant banking business will “decline over time,” and (iii) how your liquidity will be impacted. Please provide this disclosure in future filings and tell us how you intend to comply.
Response:
In response to the comments from the staff, we would propose to provide the following amended and amplified disclosure in future filings under the caption “Liquidity and Capital Resources”:
As a result of our exit from the business of managing the merchant banking funds, following a transition period, which we expect to end in December 2010, we will no longer earn management fee revenue or incur associated costs related to merchant banking business. For the years ended December 31, 2009, 2008 and 2007 we earned fees from the management of our merchant banking funds of $17.3 million, $19.2 million and $17.3 million, respectively.
The amount of management fees that we will earn during the transition period in 2010 is expected to decline from prior years because the investment period for Greenhill Capital Partners II (“GCP II) terminated in June 2010, resulting in a reduction in the amount of management fees payable by investors in GCP II. As a result, upon termination of the investment period, our annual management fee revenue related to GCP II declined from approximately $12.0 million to approximately $4.0 million. During the transition period the excess of management fee revenue over the amount paid for compensation and other operating costs associated with the management of the funds will be distributed to GCP Capital Partners Holdings, LLC (“GCP Capital”). Under the terms of the separation agreement compensation costs may be adjusted to ensure that management fee revenue from the existing funds exceeds all costs associated with the operation of such funds. Upon separation of the funds all management fee revenue derived from the existing funds will be paid directly to GCP Capital as the successor manager of the funds, and we will no longer bear the compensation costs and other associated costs of the funds.

Although we will no longer manage the merchant banking funds after a transition period, we will retain our existing principal investments in the merchant banking funds as well as our investment in Iridium Communications, Inc. (“Iridium”). We will also retain our allocation of profit override for investments made prior to 2010. However, unless the funds realize significant gains it is not likely that the earnings of any of the funds will exceed their profit thresholds and therefore, we currently do not expect to recognize any profit override revenue in future periods.
At June 30, 2010 we had unfunded commitments to the existing merchant banking funds of approximately $31.0 million of which we expect $24.3 million will be drawn down in the next few years. We expect that approximately $1.5 million of the firm’s unfunded commitment to GCP II of $8.2 million may be drawn down for follow-on investments through June 2012, the termination date of extended commitment period, with the remaining commitment to be undrawn. Our unfunded commitments to GSAVP and GCP Europe were $4.0 million and $18.8 million as of June 30, 2010 and may be drawn on through September 2011 and December 2012, respectively. We expect these amount will be drawn down in full. In connection with our separation from the merchant banking business we have agreed, subject to certain conditions, to commit up to $7.5 million to future funds managed by GCP Capital.
As a result of our decision to separate from the merchant banking business we intend to focus entirely on our advisory business. Over the next five years we plan to liquidate our existing merchant banking and other principal investments, which had an estimated fair market value of $178.8 million as of June 30, 2010. While we will continue fund the remaining commitments to the existing merchant banking funds, we have substantially reduced our commitments to successor funds and do not plan on making other principal investments or fund commitments.
Financial Statements
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Revenue Recognition
Merchant Banking and Other Revenues, page F-12
3.	Please tell us how you have complied with ASC 605-20-S99-1, or tell us why you believe it was not necessary to disclose the amount of revenue recognized that may be repaid in future periods if the minimum performance level is not achieved.
Response: Historically, the profit override revenue recognized by the firm related solely to Greenhill Capital Partners I (“GCP I”). GCP I was formed in 2000 and completed its investment period in March 2005. GCP I had committed capital of approximately $425 million and had a cumulative net IRR of 43.5% as of December 31, 2009. At its peak GCP I’s value approximated $1.9 billion and as of December 31, 2009 the majority of that value had been realized with the related profit overrides no longer subject to claw back. At December 31, 2009 the remaining value of GCP I was $22.9 million of which approximately $0.3 million related to unrealized profit overrides that are subject to potential claw back, so no clawback will be required.
The firm accounts for profit override revenue on an accrual basis under Method 2 of ASC 605-20-S99. In the event that management believed that it was probable that a portion of the calculated profit override would not be realized such amount would be reserved for potential clawback. The unrealized profit override accrual at December 31, 2009 was approximately $0.3 million and management believes it is more likely than not it will be realized. In light of the above and considering the materiality of the unrealized profit overrides subject to potential claw back, management does not believe any further disclosures were required under ASC 605-20-S99 other than those presented in the financial statements.
Property and Equipment, page F-14
4.	Please tell us and disclose in future filings the useful life used for depreciation of aircraft.
Response: The aircraft and related aircraft equipment improvements are depreciated over a useful life of 7 years. We will disclose in future filings the useful life of the aircraft and its improvements.
Note 3 — Investments, page F16
5.	Given that the sale of certain assets to GCP Capital Partner Holdings LLC was deemed a sale of a business for accounting purposes, please tell us why management felt that it was appropriate to classify the gain within revenues on your Consolidated Statement of Income.
Response: In accordance with the terms of the merchant banking sale agreement we sold to GCP Capital the right to (i) raise new funds beginning on the closing date, (ii) use the investment track record of the existing merchant banking funds, and (iii) use the existing workforce to work on successor funds, collectively the future merchant banking business. Under the terms of the agreement of sale we continue to manage the existing merchant banking funds during a transition period, which is expected to end in December 2010. Furthermore, we continue to have cash flows with respect to the existing merchant banking funds from management fees, operating expenses, and investments made in 2009 and prior.
Since we continue to have significant involvement in the operations of the existing merchant banking funds, and continue to have cash flows with respect to the existing merchant banking funds, we believe that the gain on the sale is appropriately classified in our results from operations within revenues on our Consolidated Statement of Income.
Note 13 — Income Taxes, page F-25
6.	To the extent there are any significant reconciling items within ‘Other,’ please tell us how you have complied with paragraph 12 of ASC 740-10-50, or tell us why you believe it was not necessary to disaggregate these items. Within your response, please tell us if the sale of certain merchant banking assets, which was structured as a tax-free transaction, as discussed on page 33, would be considered a significant reconciling item.
Response: The reconciliation to the U.S. statutory rate in the 2009 financial statements includes a reconciling item captioned “Other”, which for the calendar year 2009 consisted of 6.4% related to the permanent benefit realized from the sale of certain assets of the merchant banking business, and was separately disclosed in “Footnote 13 — Income Taxes” in the paragraph below the rate reconciliation table. Also, included in “Other” was (0.1)% related to the permanent difference for meals and entertainment expenses. We believe the meals and entertainment amount was immaterial and therefore, we included in the “Other” caption, the aggregate of both permanent differences.

Exhibits
7.	We note that exhibit 10.31 does not appear to include all of the referenced exhibits. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report. Alternatively, please explain why the information was omitted or why the agreement is no longer material to investors.
Response: Exhibit 10.31 (Loan Agreement between First Republic Bank and Greenhill) (“Original Loan Agreement”) has been amended and modified several times since the date on which the Original Loan Agreement was filed with the SEC. The schedules to the Original Loan Agreement have been superseded and are therefore no longer material to our shareholders
Exhibit 23.1
8.	Please tell us how you have complied with Item 601(B)(23)(ii) of Regulation S-K, or tell us how your auditors determined it was not necessary to reference their audit reports for Greenhill Capital Partners Private Equity Fund I and Greenhill Capital Partners Private Equity Fund II in their consent.
Response: We do not believe the guidance for filings made under the Securities and Exchange Act of 1934 specifically require our auditors to reference supplemental financial statements in their consent. However, our auditors have agreed to provide reference to any supplemental financial statements in their consent to any future annual financial statement filed by the registrant.
Definitive Proxy on Schedule 14A filed March 11, 2010
Board Leadership Structure and Role in Risk Oversight, page 11
9.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.
Response: We maintain a regular dialogue with our Board of Director and its Compensation Committee about our compensation policy and philosophy, which has not changed materially since the time we became a publicly traded company. Our business is to provide advisory services in connection with significant mergers, acquisitions, restructurings and capital raisings; we do not have any trading, research, underwriting or lending operations. We are compensated by our clients for the advice we provide in two ways: first, our clients may pay us an “up front” or monthly retainer fee. In addition, we are often paid a “success” fee which is dependent on and payable at the successful completion of the particular transaction on which we are providing advice. Success-based fees represent by far the majority of our revenues. Clients have the right, under the terms of our engagement letters, to terminate our services for any reason (including dissatisfaction with the services which we are providing). As a result, we earn fees only to the extent that our clients reach a successful outcome and are satisfied with our services. The principal risk associated with our business is the loss of our reputation. We believe our good reputation and recognized brand name are the result of many years of providing services to satisfied clients who achieve successful outcomes in the transactions on which we advise. If we provide poor services or our clients are not successful, then our fees will not be paid.

Compensation for our employees is determined as follows: for professional employees below the level of managing director, by reference to market practices at employers whom we believe compete with us for such employees, as well as the contributions made by such employees to revenues. For managing directors, compensation is determined largely based on the contributions made to revenues generated by the firm. As a result, it is in the interests of our employees to ensure that our clients are successful, and our employees have no incentive to engage in behavior which would increase our risk profile. In addition, a portion of the compensation payable to our employees is generally paid in the form of restricted stock units which vest over a period of five years, giving our employees an added incentive to act in the long-term interests of the Company and its stockholders.
Our business model, the manner in which revenue is earned, the associated risk profile and the compensation system and policies are well understood by our Board of Directors and the Compensation Committee. We discussed with the Compensation Committee the new disclosure requirements under Item 402(s) of Regulation S-K, and the Compensation Committee concurred with management’s view that given the facts described above, the compensation policies of the Company were not reasonably likely to have a material adverse effect on the Company, and as a result, it was agreed no such disclosure would be included in the proxy statement.
Executive Compensation — Compensation Discussion and Analysis, page 12
10.	We note your statement on page 14 that none of the profit override in respect of investments made in 2009 was allocated to any of your executive officers other than Mr. Niehaus. Please tell us more specifically how these profit overrides are allocated and explain how the profit overrides for 2009 reflected in the ‘All Other Compensation’ column of the summary compensation table were calculated and when they were awarded. Provide sample disclosure in your response and confirm that you will provide similar disclosure in future filings.
Response: As described in our Form 10-K and the proxy statement, in 2009, we announced our intention to separate our merchant banking business to focus entirely on our financial advisory business. Prior to the separation, executive officers other than Mr. Niehaus had been involved in the merchant banking business, and to the extent they were involved, a portion of the profit overrides was awarded to such officers in previous years. However, in light of the separation of the two businesses, the Compensation Committee, upon the recommendation of management, determined that no profit overrides in respect of 2009 would be awarded to any employees who did not focus exclusively on the merchant banking business; Mr. Niehaus was the only executive officer who was exclusively focused on that business and therefore the only executive officer to whom profit overrides were allocated in 2009. The remainder of the profit overrides available for allocation as compensation was allocated to employees focused on the merchant banking business who were not executive officers. The profit overrides were allocated to employees based on the recommendation of Mr. Niehaus, in his capacity as Chairman of Greenhill Capital Partners, which recommendation was based on the contributions made by the merchant banking employees to the revenues generated by the merchant banking business.
References to profit overrides in the “All Other Compensation” column of the summary compensation table for 2009 for named executive officers other than Mr. Niehaus refer to cash and securities distributed in respect of profit overrides allocated to such named executive officers in previous years. There is generally a significant time lag between the allocation of a profit override interest (which has only has a nominal value at the time it is allocated) and the date on which such an interest is paid out: the underlying merchant banking fund investment to which the profit override relates is made in the year that the override is allocated, but until that investment is sold or otherwise monetized, no cash is payable in respect of the interest. So, for example, in footnote 4 to the summary compensation table, we note that $382,000 in cash and securities were distributed to Mr. Bok in 2009 in respect of profit overrides previously allocated: these profit override interests relate to investments made by the merchant banking funds between 2001 and 2005 and were awarded to Mr. Bok in those years. Those awards did not result in a payment to Mr. Bok until the gains on those investments were realized and the priority return had been paid to investors (in the case of these investments, 2009).
Given the separation of the merchant banking business from the firm, no further profit overrides will be allocated to any executive officers of the firm going forward.
11.	We note your statement on page 15 that, in determining the size of the annual incentive compensation awards and the size of the long-term incentive compensation awards, the compensation committee considered the contributions to revenues, business development and development of the company of all the executive officers. Please tell us more specifically why each named executive officer received his or her respective annual incentive compensation and long-term incentive compensation and explain how each factor was used to determine the amounts awarded. Please provide an analysis of how individual performance contributed to award levels and explain how you determined these amounts. Refer to Item 402(b) of Regulation S-K. Provide sample disclosure in your response and confirm that you will provide similar disclosure in future filings.
Response: The Compensation Committee accepted the recommendations of management as to the amount and relative allocation between annual and long-term incentive compensation for executive officers, including the named executive officers, which were based on the consideration of a variety of factors. Neither management nor the Compensation Committee have established or applied any formulas or numeric metrics; instead, the factors are weighed and considered in light of the bonus pool available for all managing directors, giving due regard for the need to retain and incentivize managing directors who are not executive officers by paying to them annual and long term incentive compensation to accomplish that purpose.
The Compensation Committee also accepted the recommendation of management regarding the allocation of incentive compensation between cash bonus and restricted stock units based on the factors described in the last full paragraph on page 15 of the proxy statement.
The following is an excerpt from our proxy statement, revised to explain with greater specificity the factors considered in the determination of the incentive compensation of each of the named executive officers:
“In determining the size of the annual incentive compensation awards and the size of the long-term incentive compensation awards granted to our named executive officers for 2009, the Compensation Committee considered the contributions to revenues, business development and development of the Company of all of the executive officers. In particular, the Compensation Committee noted Mr. Bok’s contributions to the merger between GHQ Acquisition Corp. and Iridium Communications LLC (“Iridium Transaction”), the spin-off of the merchant banking business (“Spin-Off”), his role in originating and executing certain client engagements; and Mr. Bok’s contributions to the recruitment of additional managing directors and the expansion of the Company’s advisory business. With respect to Mr. Borrows, the Compensation Committee took into account Mr. Borrows’ role in originating and executing certain client engagements as well as Mr. Borrows’ contributions to the recruitment of additional managing directors and oversight of the Company’s European operations. With respect to Mr. Niehaus, the Compensation Committee noted, in addition to Mr. Niehaus’ management of the Company’s merchant banking business generally and the revenues attributable to that business, Mr. Niehaus’ contributions to the Iridium

Transaction and various investments and monetization transactions undertaken by the Company’s merchant banking funds. With respect to Mr. Lieb, the Compensation Committee focused on his role in originating and executing certain client engagements, but also Mr. Lieb’s service as one of the principal spokespersons of the Company with investors and analysts and his role as Chief Financial Officer. With respect to Mr. Rodriguez and Ms. Ekman, the Compensation Committee noted their contributions to risk management and oversight of the accounting, finance, compliance, legal and other administrative aspects of the management of the Company on a worldwide basis, as well as their contributions to the Iridium Transaction and the Spin-Off, and in the case of Ms. Ekman, her role in executing certain client engagements. The actual amount of the awards were determined in part on the basis of the amount of relative revenue contributed, the scope of the client relationships originated and/or maintained, the relative importance of the roles played by the executive officers in the execution of specific transactions, in each case, giving due regard to the complexity and difficulty of the administrative roles played by each such officer and the importance of retaining such officers.”
We confirm we will provide similar disclosure in future filings.
Form 10-Q for the quarterly period ended March 31, 2010
Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 3 — Investments
Affiliated Merchant Banking Investments, page 14
12.	Please tell us how you determined it was appropriate to present the excess of GCPII LLC’s management fee revenue over amounts incurred for compensation and other operating expenses as noncontrolling interest. Within your response, reference the authoritative accounting literature management relied upon.
Response: In conjunction with the merchant banking sale agreement we sold a 24% interest in Greenhill Capital Partners II, LLC (‘GCP II LLC”) to GCP Capital, an entity not controlled by the firm. We retain a 76% interest in GCP II LLC. Under the terms of the separation agreement, our affiliated general partner delegated to GCP II LLC its obligation to manage and administer the merchant banking funds during a transition period.
As a result of this transaction, GCP II LLC remained a controlled and consolidated subsidiary of Greenhill & Co., Inc., however, GCP Capital now has a direct non-controlling ownership interest with a preferred economic interest in the first $10 million of profits of GCP II LLC. GCP II LLC’s profits are comprised of management fee revenue less amounts incurred for compensation and other operating expenses. During the first quarter of 2010 the allocable amount earned by GCP II LLC was $2.3 million, which fell within the amount of profit threshold that was fully allocable to GCP Capital. In accordance with ASC Topic 810 we separately disclosed as net income the amount attributable to the non-controlling party.
* * *
In connection with our response to the Staff’s comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 389-1547. Alternatively, should you have any questions about accounting matters, please do not hesitate to call Hal Rodriguez, our Chief Accounting Officer, at (212) 389-1516. To the extent you have further comments, I would be grateful if a copy of any further comment letter could be sent to me by fax at 212-389-1747 or e-mail at uekman@greenhill.com.

Sincerely,
/s/ Ulrika Ekman
Ulrika Ekman
Managing Director and General Counsel

cc:	Richard J. Lieb, Chief Financial Officer Harold. J. Rodriguez, Jr., Chief Accounting Officer